410-33

811-7758

AIM℠ INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 8, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Advisors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO, Funds Group Inc. and A I M Advisors, Inc. (investment advisers), a copy of **Defendants' Reply Memorandum, Request for Oral Argument Pursuant to LR7.5** and **Defendants' Addendum Volume** in *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

In the United States District Court
for the Southern District of Texas
Houston Division

Stanley Lieber, on behalf of INVESCO Balanced Fund/Inv, INVESCO Core Equity Fund/Inv, INVESCO Dynamics Fund/Inv, INVESCO Energy Fund/Inv, INVESCO European Fund/Inv, INVESCO Financial Services Fund/Inv, INVESCO Gold & Precious Metals Fund/Inv, INVESCO Growth & Income Fund/Inv, INVESCO Growth Fund/Inv, INVESCO Health Science Fund/Inv, INVESCO High Yield Fund/Inv, INVESCO International Blue Chip Value Fund/Inv, INVESCO Leisure Fund/Inv, INVESCO Real Estate Opportunity Fund/Inv, INVESCO S&P 500 Index Fund/Inv, INVESCO Select Income Fund/Inv, INVESCO Tax Free Bond Fund/Inv, INVESCO Technology Fund/Inv, INVESCO Telecommunications Fund/Inv, INVESCO Total Return Fund/Inv, INVESCO US Government Securities Fund/Inv, INVESCO Utilities Fund/Inv, INVESCO Value Equity Fund/Inv, Plaintiffs, -against- INVESCO Funds Group, Inc., A I M Advisors, Inc., Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, Robert H. Graham and Mark H. Williamson, Defendants, -and- AIM Sector Funds, AIM Combination Stock & Bond Funds and AIM Stock Funds, Nominal Defendants.	Civil Action No. H 03-5744

Defendants' Reply Memorandum

Table of Contents

Table of Authorities

A.

NASD Rule 2830, as amended by Notice to Members 93-12, is <u>preclusive and ends this litigation</u>.

Notwithstanding the arguments raised by Plaintiff (at pp. 6-12 of Plaintiff's Opposition), NASD Rule 2830, as amended by Notice to Members 93-12, is preclusive and ends this litigation:

§ 22(b)(1) and (3) of the Investment Company Act — the legal underpinning of the primacy of Rule 2830:

1. **§ 22(b)(1)** of the Investment Company Act ("the Act") authorizes a securities association registered with the SEC under the Securities Exchange Act (here, the NASD) to prescribe rules in order that mutual fund shares may be sold to the public allowing for "reasonable compensation for sales personnel, broker-dealers and, underwriters, and for reasonable sales loads to investors." See Addendum A.[1]

[1] Addenda A - F are contained in the accompanying Addendum Volume.

2. **§ 22(b)(3)** of the Act makes the provisions of § 22(b)(1) supreme if in conflict with any provision of any law of the United States in effect on the date § 22(b) took effect. Thus, the statute provides:

> "If any provision of this subsection is in conflict with any provision of any law of the United States in effect on December 14, 1970, the provisions of this subsection shall prevail."

See Addendum A.

3. The NASD has repeatedly affirmed § 22(b) of the Act as the well-spring of its authority to regulate sales charges by distributors of mutual fund shares, and that position has been explicitly endorsed by the SEC. Thus:

(a) in 1975, in adopting a rule change (to the Rules of Fair Practice) regulating sales charges on the sale of mutual fund shares by distributors, the NASD, with the explicit endorsement of the SEC, stated:

> "The authority for the proposed amendments is contained in Section 22(b) of the Investment Company Act of 1940 ..."

See Addendum B.

(b) in 1991, in writing to the SEC on a further rule change which added asset-based sales charges (12b-1 fees) to the types of sales charges covered by the 1975 regulation, the NASD again stated:

> "Furthermore, the Association [NASD] is clearly empowered under Section 15A(b)(6) of the 1934 Act and Section 22(b) of the 1940 Act to enact these limitations."
>
> See Addendum C.

(c) in 1992, the SEC, in approving the promulgation by the NASD of NASD Rule 2830 (then known as Section 26 of the Rules of Fair Practice), again made explicit reference to § 22(b):

> "Section 22(b) provides that the NASD shall adopt rules ... which allow for reasonable compensation for sales personnel, brokers-dealers, and underwriters, and for reasonable sales loads to investors."
>
> See Addendum D.

(d) in 1993, the NASD, exercising its power under § 22(b), further amended Rule 2830 by filing Notice to Members 93-12, making it explicitly clear that asset-based sales charges could continue to be collected even when a fund generated <u>no</u> sales or <u>discontinued</u> selling its shares.

Thus, the NASD, in Question and Answer #6, stated:

> "**Question #6**: If a fund generates no sales or discontinues selling its shares, must it stop paying any asset-based sales charges?
>
> **Answer**: No." [remainder of Answer elided as not pertinent to the issues in this case]

See Addendum E.

4. Accordingly, if and to the extent that a different result might be reached under § 36(b) of the Act (invoked here by Plaintiff and which was in effect on December 14, 1970) from the result under Rule 2830, as amended by Notice to Members 93-12, as to the propriety of charging 12b-1 fees to funds closed to new investors, Rule 2830, as amended by Notice to Members 93-12, controls. In short, Rule 2830, as amended by Notice to Members 93-12, trumps § 36(b).[2]

---

[2] The Senate and House Reports on the 1970 amendments to the Act support this conclusion. Both the Senate and House Reports contain this identical language on how § 22(b) prevails over all conflicting provisions of federal law:

> "The provisions of this proposed section [i.e. § 22(b)] shall prevail over any conflicting provision of Federal law. This provision, which is identical to section 15A(n) of the Securities Exchange Act, is designed to make it clear that no other provision of Federal law, including the antitrust laws, prevents a registered securities association from adopting rules consistent with, and necessary to effectuate, the purposes and provisions of this section." (emphasis supplied)

Investment Company Amendments Act of 1970, S. Rep. No. 91-184, 91st Cong., 1st Sess. (1969), at p.18, reprinted in [1970] U.S. Code Cong. & Ad. News 4897, 4913 and H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. (1970), at p.30.

the "fact" of the 12b-1 fees:

5. It is beyond dispute that, under the plain language of NASD Rule 2830, as amended by Notice to Members 93-12, a fund may continue to pay and a distributor (such as AIM) may continue to charge asset-based sales charges even if a fund generates no sales or discontinues selling its shares entirely — thus, the mere fact of charging 12b-1 fees after a fund is closed to new investors, in and of itself, cannot be a violation of law: the charging of such fees in that circumstance is expressly contemplated and permitted by Rule 2830, as amended by Notice to Members 93-12, and that is the supreme law on the subject by Congressional dictate.

the quantum of the 12b-1 fees:

6. If Plaintiff's alleged grievance is really with the quantum of the 12b-1 fees paid and collected (rather than with the mere fact of such charges when a fund is closed to new investors), here, too, Plaintiff is off-base. The SEC has expressly recognized and stated, as recently as this year, that Rule 12b-1 itself has no quantum limits on 12b-1 fees — the quantum of such fees is governed, as the SEC stated, by Rule 2830.

7. Thus, in SEC Release No. IC-26356 (February 24, 2004), the SEC stated:

> "Rule 12b-1 does not itself limit the amount of distribution costs that a fund can assume, nor does it explicitly address the extent to which fund brokerage can be used to reward brokers for promoting the sale of fund shares. Two NASD rules address these matters.
>
> First, NASD Conduct Rule 2830(d) prohibits NASD members (i.e. broker-dealers) from selling shares of funds that impose excessive sales charges. The rule deems a sales charge to be excessive if it exceeds the rule's caps. A fund's sales load (whether charged at the time of purchase or redemption) may not exceed 8.5 percent of the offering price if the fund does not charge a rule 12b-1 fee. The aggregate sales charges of a fund with a rule 12b-1 fee may not exceed 7.25 percent of the amount invested, and the amount of the asset-based sales charge (the rule 12b-1 fee) may not exceed 0.75 percent per year of the fund's average annual net assets. Under the cap, therefore, an increase in the fund's sales load could reduce the permissible level of payments a selling broker may receive in the form of 12b-1 fees. The NASD designed the rule so that cumulative charges for sales-related expenses, no matter how they are imposed, are subject to equivalent limitations." (emphasis supplied)
>
> See Addendum F.

8. It is not disputed by Plaintiff, as noted in our Memorandum in Support, that the quantum of 12b-1 fees charged by AIM[3] was within the limits prescribed by NASD Rule 2830. Thus, since there is compliance with Rule 2830, which Congress, the

---

[3] 12b-1 fees charged by AIM consist of two components: asset-based sales charges and service fees. Both are expressly contemplated and permitted by NASD Rule 2830.

SEC and the NASD have said governs this issue, neither § 36(b) of the Act nor any other provision of law can supersede NASD Rule 2830 or invalidate the quantum of 12b-1 fees charged as permitted thereunder.

9. Under Release No. 34-30897 (see Addendum D), which brought NASD Rule 2830 into being, the SEC stated:

> "Charges [i.e. 12b-1 charges] shall be deemed excessive if they do not conform to the provisions of Section 26(d) [now known as Rule 2830]."

By definition, then, if charges do conform to Rule 2830, they are not excessive. Indeed, the SEC, in Release No. 34-30897, explicitly opined that the compensation permitted by NASD Rule 2830 is not excessive and is reasonable:

> "The Commission is of the opinion that the proposed rule change [NASD Rule 2830] carries out the NASD's congressional mandate to prevent excessive sales charges on mutual fund shares. The Commission believes that the proposed rule change appropriately balances the need to ensure that the NASD's rules allow broker-dealers, sales personnel and underwriters to receive reasonable compensation, against the need to ensure that investors are charged reasonable sales loads." (emphasis supplied)

the rationale for the 12b-1 fees:

10. Although not strictly germane to the legal issue which controls this Motion to Dismiss, we thought the Court might wish to know the rationale for permitting distributors to continue collecting 12b-1 fees when a fund is closed to new investors.

The rationale is clear: the fees reimburse distributors for payments advanced by them to brokers on sales made prior to the closing of the fund to new investors; the fees also pay for "trail commissions" to brokers on sales made by the brokers prior to the closing of the fund to new investors. In short, 12b-1 fees are simply an alternative to front-end load charges as a mechanism for paying for distribution of mutual fund shares. 12b-1 Plans allow investors to "buy now, pay later", i.e. to defer paying their distribution charges at the outset of their investment, whereas investors who choose to purchase shares with front-end load charges "pay now, rather than later". It is all a matter of choice for the investor.

11. In addition to the foregoing functions of 12b-1 fees, such fees may be used to finance ongoing distribution services and pay for other services to existing shareholders who continue to hold their shares and who may make additional investments even after a fund is closed to new investors. Such investments

stabilize the fund and help preclude net redemptions from a fund when, for prudent investment reasons, the independent directors determine that a fund should be closed to new investors. Plaintiff mistakenly seems to think that the only purpose of Rule 12b-1 Plans is to support distribution costs to attract new investors — Rule 12b-1 says no such thing and that is not the case. It is for these reasons that, as NASD Notice to Members 93-12 makes abundantly clear, the closure of a fund to new investors is irrelevant to the right and propriety of the distributor to continue charging 12b-1 fees in an amount calculated pursuant to Rule 2830.

* * *

12. In sum, the carefully conceived and structured regulatory scheme of Rule 2830, as amended by Notice to Members 93-12, authorized by Congress, approved by the SEC and carried out by the NASD, governs both the permissibility and the quantum of 12b-1 fees. Plaintiff's attempt to dismantle the regulatory scheme by invoking some other section of law, e.g. § 36(b), is unsupported by any citation to case law and would create havoc in an industry which has operated under this carefully-balanced regulatory scheme for many years.

B.

Plaintiff has failed to rebut our subsidiary points.

13. If the Court accepts our basic argument, it need not reach the subsidiary points raised in our Memorandum in Support. In any and all events, however, those points were not successfully rebutted by Plaintiff. See our Memorandum in Support. We rest on our Memorandum in Support, with the exception of the following few observations on standing:

(a) Plaintiff's acknowledgment that he is not a shareholder in 21 of the 23 funds on whose behalf he purports to be suing (Plaintiff's Opposition, pp. 10-11) bars him from prosecuting any claim on behalf of those 21 funds;

(b) Plaintiff's effort to establish standing on behalf of ten funds which are part of two trusts which also contain the two funds he owns is also meritless. The Complaint (para. 8) does not contain any allegation that he has any financial stake in any of those ten funds.[4]

[4] Thus, his reliance on Batra v. Investors Research Corp., 1991 U.S. Dist. LEXIS 14773, at *9 (W.D.Mo. October 4, 1991), is misplaced. The Complaint at bar, unlike Batra, does not allege, and plaintiff has not demonstrated, any

Moreover, he has not made any demonstration that he has a personal financial stake in the outcome of any dispute between any of those ten funds and defendants. Gollust v. Mendel, 501 U.S. 115, 125-26 (1991);

(c) As to all funds in which he does not claim a direct financial stake, plaintiff fails to cite a single case supporting his effort to assert a claim on their behalf. The admitted absence of a financial interest in those funds establishes his lack of standing to assert a claim on their behalf. Plaintiff's sole argument for standing to assert those claims - that his two funds and 21 other funds are "similarly situated" - was rejected by the Third Circuit in Kaufman v. Dreyfus Fund, Inc., 434 F.2d 727, 735 (3d Cir. 1970), as an inadequate basis for asserting standing to maintain a claim on behalf of those funds in which he did not actually own shares.

---

personal stake in any possible recovery by an entity other than his two funds.

Conclusion

The Court should grant the Motion to Dismiss the Complaint.

Dated: June 25, 2004

Daniel A. Pollack
Federal I.D. No. 9207
Edward T. McDermott
Federal I.D. No. 7243
Anthony Zaccaria
Federal I.D. No. 4479
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

and

Glen M. Boudreaux
Texas State Bar No. 02696500
Federal I.D. No. 4168
Attorney-in-Charge
Boudreaux, Leonard & Hammond, P.C.
Two Houston Center
909 Fannin Street, Suite 2350
Houston, Texas 77010
Tel. (713) 757-0000
Fax (713) 757-0178

Attorneys for Defendants INVESCO Funds Group, Inc., A I M Advisors, Inc., Robert Graham and Mark H. Williamson

/s/ Paul D. Flack (signed with permission)
Jacks C. Nickens
Attorney-in-Charge
State Bar No. 15013800
Federal I.D. No. 4419
Richard P. Keeton
State Bar No. 11175000
Federal I.D. No. 4643
Paul D. Flack
State Bar No. 00786930
Federal I.D. No. 0546
Nickens, Keeton, Lawless,
Farrell & Flack
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191
Fax (713) 571-9652

Attorneys for Defendants Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, and Louis S. Sklar

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing was sent to all counsel of record, in accordance with the Federal Rules of Civil Procedure, by U.S. Mail or hand delivery on the 25th day of June, 2004.

Glen M. Boudreaux

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS,
HOUSTON DIVISION

Stanley Lieber, on behalf of INVESCO Balanced Fund/Inv, INVESCO Core	§	
v.	§	Civil Action No. H-03-5653
AIM Advisors, Inc., Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, Robert H. Graham and Mark H. Williamson, Defendants,	§	
–and–	§	
AIM Investment Securities Fund and AIM Growth Series, Nominal Defendants.	§	

* *

REQUEST FOR ORAL ARGUMENT PURSUANT TO LR7.5

TO THE HONORABLE UNITED STATES DISTRICT COURT JUDGE:

Pursuant to LR7.5, Defendants respectfully request the Court permit oral argument on Defendants' Motion to Dismiss and/or For Summary Judgment. Defendants view oral argument as helpful to the Court because of the important question of federal law presented by this case.

Respectfully submitted,

By: [signature]
Daniel A. Pollack
Federal I. D. No. 9207
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky

114 West 47th Street
New York, NY 10036
212-575-4700 Telephone
212-575-6560 Telefax

By: ______________________
Glen M. Boudreaux
Attorney-In-Charge
State Bar No. 02696500
Federal I. D. No. 4168
Jack J. Garland, Jr.
Federal I. D. No. 0613
Boudreaux, Leonard & Hammond, P.C.
Two Houston Center
909 Fannin St., Suite 2350
Houston, TX 77010
713-757-0000 Telephone
713-757-0178 Telefax

ATTORNEYS FOR DEFENDANTS AIM ADVISORS, INC., ROBERT GRAHAM, AND MARK H. WILLIAMSON

By: ______________________
Jacks C. Nickens
State Bar No. 15013800
Federal I.D. No. 4419
Paul D. Flack
State Bar No. 00786930
Federal I.D. No. 0546
Nickens, Keeton, Lawless, Farrell & Flack
1000 Louisiana St., Suite 5360

Houston, TX 77002
713-571-9191 Telephone
713-571-9652 Telefax

ATTORNEY-IN-CHARGE
FOR DEFENDANTS BOB R. BAKER,
JAMES T. BUNCH, GERALD J. LEWIS,
LARRY SOLL, FRANK S. BAYLEY,
BRUCE L. CROCKETT, ALBERT R.
DOWDEN, EDWARD K. DUNN JR.,
JACK M. FIELDS, CARL FRISCHLING,
PREMA MATHAI-DAVIS, LEWIS F.
PENNOCK, RUTH H. QUIGLEY, AND
LOUIS S. SKLAR

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing was sent to all counsel of record, in accordance with the Federal Rules of Civil Procedure 5, by hand delivery, U.S. Mail, or telefax on the 25th day of June, 2004.

Glen M. Boudreaux

In the United States Court
for the Southern District of Texas
Houston Division

Stanley Lieber, et al., Plaintiff,	:	Civil Action No. H 03-5744
-against-	:	
INVESCO Funds Group, Inc., et al., Defendants.	:	

Defendants' Addendum Volume

Table of Contents

Note:

For the convenience of the Court, we have yellow-highlighted and tabbed the portions of the Addenda discussed in our Reply Memorandum.

ADDENDUM A

(b) such person controls or is under common control with such registered company; except that the provisions of this paragraph shall not apply to any loan from a registered company to a company which owns all of the outstanding securities of such registered company, except directors' qualifying shares.

(Aug. 22, 1940, c. 686, Title I, § 21, 54 Stat. 822; Dec. 4, 1987, Pub.L. 100-181, Title VI, § 615, 101 Stat. 1262.)

HISTORICAL AND STATUTORY NOTES

Revision Notes and Legislative Reports

1987 Acts. Senate Report No. 100-105, see 1987 U.S. Code Cong. and Adm. News, p. 2089.

Amendments

1987 Amendments. Subsec. (b). Pub.L. 100-181 struck out "to the extension or renewal of any such loan made prior to March 15, 1940, or" after "shall not apply".

LIBRARY REFERENCES

American Digest System

Investment company regulation in general, see Securities Regulation ⚬=211 et seq.

Encyclopedias

Investment company regulation in general, see C.J.S. Securities Regulation and Commodity Futures Trading Regulation § 332 et seq.

WESTLAW ELECTRONIC RESEARCH

Securities regulation cases: 349Bk[add key number].

See, also, WESTLAW guide following the Explanation pages of this volume.

§ 80a-22. Distribution, redemption, and repurchase of securities; regulations by securities associations

(a) Rules relating to minimum and maximum prices for purchase and sale of securities from investment company; time for resale and redemption

A securities association registered under section 78o-3 of this title may prescribe, by rules adopted and in effect in accordance with said section and subject to all provisions of said section applicable to the rules of such an association—

(1) a method or methods for computing the minimum price at which a member thereof may purchase from any investment company any redeemable security issued by such company and the maximum price at which a member may sell to such company any redeemable security issued by it or which he may receive for such security upon redemption, so that the price in each case will bear such relation to the current net asset value of such security computed as of such time as the rules may prescribe; and

(2) a minimum period of time which must elapse after the sale or issue of such security before any resale to such company by a member or its redemption upon surrender by a member;

in each case for the purpose of eliminating or reducing so far as reasonably practicable any dilution of the value of other outstanding securities of such company or any other result of such purchase, redemption, or sale which is unfair to holders of such other outstanding securities; and said rules may prohibit the members of the association from purchasing, selling, or surrendering for redemption any such redeemable securities in contravention of said rules.

(b) Rules relating to purchase of securities by members from issuer investment company

(1) Such a securities association may also, by rules adopted and in effect in accordance with section 78o–3 of this title, and notwithstanding the provisions of subsection (b)(6) thereof but subject to all other provisions of said section applicable to the rules of such an association, prohibit its members from purchasing, in connection with a primary distribution of redeemable securities of which any registered investment company is the issuer, any such security from the issuer or from any principal underwriter except at a price equal to the price at which such security is then offered to the public less a commission, discount, or spread which is computed in conformity with a method or methods, and within such limitations as to the relation thereof to said public offering price, as such rules may prescribe in order that the price at which such security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker-dealers, and underwriters, and for reasonable sales loads to investors. The Commission shall on application or otherwise, if it appears that smaller companies are subject to relatively higher operating costs, make due allowance therefor by granting any such company or class of companies appropriate qualified exemptions from the provisions of this section.

(2) At any time after the expiration of eighteen months from December 14, 1970 (or, if earlier, after a securities association has adopted for purposes of paragraph (1) any rule respecting excessive sales loads), the Commission may alter or supplement the rules of any securities association as may be necessary to effectuate the purposes of this subsection in the manner provided by section 78s(c) of this title.

(3) If any provision of this subsection is in conflict with any provision of any law of the United States in effect on December 14, 1970, the provisions of this subsection shall prevail.

ADDENDUM B

ORDER APPROVING PROPOSED RULE CHANGE BY NATIONAL ASSOCIATIONOF SECURITIES DEALERS, INC. ("NASD")
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 11725

INVESTMENT COMPANY ACT OF 1940
Release No. 8980

1975 SEC LEXIS 626

October 10, 1975

CORE TERMS: load, proposed rule, maximum, cash management, Securities Exchange Act, single-payment, excessive, investor, NASD Rules of Fair Practice, variable annuity, rule change, contractual, no-load

TEXT: [*1]

The Commission today approved the proposed amendment to Article III, Sections 26 and 29, of the NASD Rules of Fair Practice, by order pursuant to Section 19(b)(2) of the Securities Exchange Act of 1934 ("the 1934 Act"), *15 USC 78s*(b)(2), as amended by Pub. L. No. 94-29, 16 (June 4, 1975). The proposed rule change was filed with the Commission in accordance with Section 19(b)(1), as amended, of the 1934 Act on July 16, 1975, and was published for comment on August 14, 1975 (Securities Exchange Act Release No. 11593, Investment Company Act Release No. 8893, File No. SR-13).

I. The Amendments

The rule change provides that no member shall offer or sell shares of an open-end investment company or a single-payment contractual plan, at a sales charge which is excessive, taking into consideration all relevant circumstances. For funds and single-payment contractual plans the rule provides a ceiling of 8.50% on sales charges (declining to 6.25% for larger purchases), but conditions the right to charge the maximum on the fund's offering (1) dividend reinvestment at net asset value, (2) rights of accumulation, and (3) volume discounts, as defined in the rule. A specific deduction from the[*2] maximum allowable sales charge is imposed for failure to provide each of the services.

The rule change also provides maximum sales loads ranging from 8.50% down to 6.50% on single-payment variable annuities, and a maximum of 8.50% of total payments as of a date not later than the twelfth year after purchase for multiple payment variable annuity contracts.

II. The Reasons for Commission Approval

The Commission endorses the NASD's statement of the basis and purpose of the proposed rule change, which was filed along with the text of the rule and reads as follows:

"The authority for the proposed amendments is contained in Section 22(b) of the Investment Company Act of 1940 which empowers the Association to adopt rules to prevent its members from selling to the public redeemable securities issued by a registered investment company at prices which include an excessive sales load and allows for reasonable compensation for sales personnel, broker/dealers, and underwriters, and for reasonable sales loads to investors.

"The purpose of the amendments is to establish a structure of maximum sales charges which will give effect to, among other things, the amount of the purchase and special[*3] investor privileges or benefits associated with a particular mutual fund or variable annuity. The Association believes that the amendments are necessary and appropriate in order to implement the provisions of Section 22(b) of the Investment Company Act." n1 n1 NASD File No. 16-1-2-35, July 16, 1975.

The Commission finds that the proposed rule change complies with Section 22(b) of the Investment Company Act of 1940, and is consistent with the provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder applicable to the NASD. The Commission also finds that the proposed rule change does not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Securities Exchange Act of 1934.

III. Proposed Modifications

The Commission had previously requested that the NASD consider modifying the proposed rule change (i) to provide a penalty from the maximum sales load for failure to offer an exchange privilege, and (ii) to specify a lower maximum sales charge for so-called "cash management" funds. n2

n2 Letter of November 4, 1974 to Gordon S. Macklin, President, NASD. The NASD responded in detail to the Commission's request on July 16, 1975. The portfolios of "cash management" funds consist primarily of short-term U.S. Government obligations, bankers' acceptances, certificates of deposit, and commercial paper.
[*4]

While approving the proposed rule change without these modifications, the Commission wrote to the NASD on October 10, 1975 stating its understanding that the NASD would continue to consider the need for such provisions. In addition, in view of the fact that most cash management funds are sold at no-load or loads of less than 1%, the Commission expressed concern over those cash management funds which charge conventional sales loads since they are significantly higher than ocmpetitively established rates. It also suggested several factors which should be considered in determining whether a fund's sales charge is "excessive," including shareholder redemption ratios, representations of the fund to prospective investors, and the availability and actual use of an exchange privilege at no-load between the fund's shares and those of other load funds.

* * *

IT IS THEREFORE ORDERED, pursuant to Section 19(b)(2)(A) of the Securities Exchange Act of 1934, that the proposed amendments to Article III, Sections 26 and 29, of the NASD Rules of Fair Practice, filed by the NASD with the Commission on July 16, 1975, and published in the Federal Register on August 22, 1975, n3 be, and they hereby[*5] are, approved.

n3 *40 FR 36813,* August 22, 1975. The NASD has consented to the Commission's acting on this rule more than 35 days from the date of its publication in the Federal Register.

By the Commission.

ADDENDUM C

—NASD—

National Association of Securities Dealers, Inc.
1735 K Street, N W
Washington, D.C. 20006
(202) 728-8000

September 12, 1991

Katherine A. England, Esq.
Over-the-Counter Regulation
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 5-1/Room 5184

Re: **SR-NASD-90-69**

Dear Ms. England:

Pursuant to the solicitation by the Securities & Exchange Commission ("SEC") of comments on the above-referenced proposed rule change published in the *Federal Register* on April 12, 1991, the Commission received twenty comment letters.[1] Seven of these commentors previously submitted their views to the NASD in response to a request for comments in Notice to Members 90-26. Of the letters received, two commentors emphatically support the proposal to limit asset-based sales charges imposed by investment companies, six commentors support the proposal but recommend modification, four commentors specifically oppose particular provisions without opposing the entire proposal, and seven commentors oppose the proposal in its entirety. Please note that one additional comment was received opposing the proposal as published in Notice to Members 90-26. This commentor's recommendations have already been integrated into the proposed rule change.

In miscellaneous comments, the NASD was commended on its proposed one-year waiting period prior to the implementation of the rule change following SEC approval.[2] In addition, a comment was received strongly supporting the rule change and specifically endorsing the exclusion of management fees in proposed Subparagraph (b)(8).[3] Three commentors suggested the NASD issue a formal "Question & Answer" release (i.e. an NASD Notice to Members)

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1 SEC Release No. 34-29070 (4/12/91); 56 F.R. 16137 (4/19/91).

2 Investment Company Institute.

3 Fidelity Management & Research Company.

following SEC approval.[4] This suggestion appears to be an excellent means of addressing technical issues raised during the one-year waiting period concerning implementation of the proposed rule change and this suggestion will be followed. If questions arise which would be appropriately answered in an NASD Notice to Members, the NASD will issue such a Notice during the interim year prior to implementation. Finally, two commentors who favor the proposal requested additional flexibility in the administration of the rule.[5] The NASD is prepared to consider such requests after the first year in which the rule has been in effect.

In response to the Commission's specific request for comments on the no-load exception in proposed Subparagraph (d)(3), a comment was received supporting the rule change and endorsing the inclusion of funds with an asset-based sales charge or service fee not exceeding .25% of average annual assets within the definition of "no-load" fund.[6] In addition, a comment was received based upon the proposed rule change as published in Notice to Members 90-26 urging that the proposed definition of no-load funds provide such an exception.[7] Four comments were received urging the deletion of this exception for funds charging 25 basis points or less to finance sales and related activities. Commentors claimed that such an exception would be misleading and confusing to the investor.[8] The NASD believes that confusion of the investor will be minimal since fees and charges are set forth in the fee table at the forefront of the prospectus. The NASD notes that this exception was created as a result of three comments received in response to Notice to Members 90-26.[9] Previously, the NASD had taken the position that a fund charging a sales fee, regardless of what type, could not be referred to as no-load. The NASD is of the opinion that the industry generally supports this exception as indicated by the comment of the Investment Company Institute.

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[4] Colonial Management Associates, Inc.; Investment Company Institute; T. Rowe Price Associates.

[5] Investment Company Institute; Keystone Group.

[6] Investment Company Institute.

[7] The Vanguard Group of Investment Companies.

[8] Benham Capital Management Group; Scudder, Stevens & Clark, Inc.; T. Rowe Price Associates; Charles Trzcinka.

[9] The Boston Company, Capital Research and Management Company, and Investment Company Institute.

One comment was received questioning whether the aggregate cap could be increased for no-load fund sales to employees or special groups which are not charged sales fees.[10] Because the NASD has taken the position that fund accounting and individual shareholder accounting are equally acceptable, this question will be determined by the type of accounting the fund chooses. In the event a fund uses individual shareholder accounting, the cap will be determined by the exact amount paid in by each shareholder and may be adjusted accordingly.

Another comment generally in favor of the proposed rule change suggested allowing an asset-based distribution charge with an annual maximum of .75% - 1.0% which is not limited with a cap.[11] The NASD believes that a modification of this sort would undermine the intent of the rule. An overall cap, which is equivalent regardless of the type of sales charge assessed, is the basis for the proposed rule change.

Several issues requesting clarification were raised by a single commentor.[12] The commentor inquired as to whether sales charges exceeding .75% may be imposed subsequent to the cap being reduced to zero and the accruals of asset-based sales charges being suspended, so long as the sales charges for the entire year do not exceed .75% of average net assets. As proposed, the rule change would not permit this. The NASD believes that the scenario described by the commentor will occur very infrequently. Therefore, after the first year of implementation, the NASD will consider such actual situations on a case-by-case basis in order to gain experience on which an appropriate rule may be based in the event that this situation needs to be addressed by a rule change or an interpretation by the Board of Governors.

The same commentor noted that the term "plus interest charges on <u>such amount</u>" used in proposed Subparagraphs (d)(2)(A), (d)(2)(B), and (d)(2)(C) would require that interest be calculated on the gross cap rather than the remaining balance, and furthermore, noted that there is no standard mandating the frequency at which the remaining balance be determined. The NASD intended interest to be calculated on the remaining balance and not the gross cap. This clarification will be included in the NASD's Notice to Members announcing adoption of this rule change.

With regard to exchanges, clarification was requested as to (i) whether exchanges are treated as new sales or if the number of years in which sales charges were previously paid are taken into consideration; (ii) whether the current market value or the original cost is used; and (iii) what transpires if the "from" fund cap is already at zero. It is the position of the NASD that exchanges are treated as new sales of the fund into which monies are transferred; the current

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[10] Colonial Management Associates, Inc.

[11] Invesco MIM Inc.

[12] Colonial Management Associates, Inc.

market value of the new fund is used to determine cost and all associated charges; and if the "from" fund is at zero, the new fund sets up new maximums and the old caps would no longer be applicable.

Two commentors requested that the language of Subparagraph (b)(9), defining service fees, be amended to specifically exclude transfer agent, maintenance, and custodian fees.[13] As proposed, service fees are intended to be distinguished from other fees as a payment for personal service provided to the customer. This fee does not include recordkeeping charges, accounting expenses, transfer costs, or custodian fees. Payment for personal services, such as a registered representative providing information on investments, is not intended to be excluded.[14] The NASD does not believe that an amendment is necessary.

Another commentor suggested that small one-time asset-based sales charges on very large purchases (e.g. 1% on sales of $1 million or more) should not trigger a change in the fund's classification resulting in a substantial decrease in the maximum sales charge permitted.[15] It is difficult to exclude the "one-time charges" from the parameters of the rule as the fund's own disclosure documents describe these fees as asset-based sales charges. The NASD, therefore, believes that providing special relief in this situation would not be compatible with the proposed rule.

Two commentors suggested that the 6.25% cap be modified to more fairly reflect the average account size and the initial sales charge structure of the fund and that the .25% service fee limitation be modified to vary according to average account size within the fund.[16] These suggestions were previously considered in the NASD's review of comments in response to Notice to Members 90-26 and found to create new categories which serve to complicate the application of the rule without providing noticeable benefit to the investor. Moreover, the modification of the service fee limitation would encourage discrimination between investors without justification. The NASD does not agree that it necessarily costs more to service large accounts than small accounts as most costs would tend to be fixed. A fixed percentage rate, in any event, results in a higher dollar fee for large accounts than for small accounts.

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[13] Scudder, Stevens & Clark, Inc.; T. Rowe Price Associates.

[14] An additional explanation is contained in Section 3 of the Form 19b-4 at page 12.

[15] Lord Abbett & Co.

[16] Bouchey & Bouchey, Inc.; Kleinbard, Bell & Brecker.

Three commentors oppose the imposition of the .25% service fee limitation entirely. It is their position that 25 basis points annually is inadequate compensation for brokers.[17] The NASD believes that a .25% service fee annually is adequate compensation for the service provided as no aggregate cap is imposed on service fees and such fees may be assessed indefinitely.

With respect to limitations on service fees, one commentor noted that the language of the rule change does not specifically limit fees paid by an "underwriter" to the actual party providing service to the customer.[18] As a matter of NASD jurisdiction, fees paid directly to a member by an investment company may be, and are, limited. Where the "underwriter" uses another member to actually provide the service to the customer, the rule change will limit the investment company's fees to the "underwriter," and the fees paid by the "underwriter" to the member-provider may not exceed the limitations set forth in the rule.

Also addressing the .25% service fee limitation, one commentor disagreed with the application of the limitation to pure no-load funds, contending that the intent of the rule is to regulate sales charges. Moreover, the same commentor challenged the NASD's authority to regulate service fees that are non-promotional in nature.[19] The NASD intends to differentiate between sales charges and service fees, allowing service fees to remain uncapped and encouraging service to be provided to the customer with compensation to the registered representative. The NASD has jurisdiction to regulate fees received by its members pursuant to Section 22 of the Investment Company Act of 1940 ("1940 Act") and Section 15A(b)(6) of the Securities Exchange Act of 1934 ("1934 Act").

Three commentors contended that the rule change should not be retroactively applied to investments made under the then-existing rules where fees are adequately disclosed in the prospectus and/or fee table.[20] The NASD believes that it is advantageous for investment companies to apply the proposed rule change to investments made prior to the effective date of the proposed rule change. The NASD's proposed rule change would apply current charges to old debts, thereby allowing investment companies to recoup distribution costs which were previously paid and intended to be amortized. Without this provision, funds would have difficulty paying off their debts while remaining within the rule's limitations. In addition, if this were not permitted, funds would be forced to utilize three different net asset values: (i) investments made

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[17] Kleinbard, Bell & Brecker; Lincoln Investment Planning, Inc.; Loscalzo & Saile.

[18] Colonial Management Associates, Inc.

[19] Drinker Biddle & Reath.

[20] Bouchey & Bouchey, Inc.; Kleinbard, Bell & Brecker; Lincoln Investment Planning, Inc.

before the new rule, (ii) investments made under the new rule, and (iii) investments made after the cap is reached.

Two commentors disagreed with the provision limiting annual asset-based sales charges to .75% of net assets. They believe that the 6.25% maximum cap on combined fees is sufficient.[21] The NASD believes that the proposed .75% asset-based sales charge annual limitation, in addition to the maximum fund limitation, is necessary and represents the highest figure considered fair and reasonable.

Seven commentors expressed complete opposition to all aspects of proposed rule change. Several of these commentors suggested that complete disclosure would better accomplish the intended goals of the rule change. Similarly, these commentors asserted that shareholders seeking alternatives to funds with sales charges and 12b-1 fees have a variety of no-load funds from which to choose.[22] The NASD believes that disclosure is insufficient to achieve market uniformity and investor protection. Furthermore, the Association is clearly empowered under Section 15A(b)(6) of the 1934 Act and Section 22(b) of the 1940 Act to enact these limitations.

Other commentors argued that 12b-1 fees should not be further limited[23] and that regulation of asset-based sales charges places investment company funds at a significant competitive disadvantage as against other investment products.[24] The NASD, as previously stated, does not believe that the proposed rule change imposes any burden on the ability of investment companies to compete for investors' dollars not necessary or appropriate in furtherance of the purposes of the 1934 Act.

Two comments were submitted by a commentor who previously asserted these same arguments in response to the request for comments published in Notice to Members 90-26.[25] He stated that the proposed rule change complicates the payment to brokers and clouds the investor's ability to determine how much he/she is paying for services. In addition, he argued that the service fees will act as a hidden load in excess of the maximum limitations. The NASD

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[21] Keystone Group; Sullivan & Worcester.

[22] Bouchey & Bouchey, Inc.; Kleinbard, Bell & Brecker; L.A. Hendershot & Associates, Inc.; Lincoln Investment Planning, Inc.; Loscalzo & Saile; Manchester Advisors.

[23] J. Bush & Co. Inc.; L.A. Hendershot & Associates, Inc.; Lincoln Investment Planning, Inc.; Loscalzo & Saile; Manchester Advisors.

[24] Kleinbard, Bell & Brecker; L.A. Hendershot & Associates, Inc.; Lincoln Investment Planning, Inc.; Manchester Advisors.

[25] Charles Trzcinka.

believes that the proposed rule change will provide adequate compensation for continuous service while providing protection for investors. Moreover, the proposed rule change will require disclosure at the forefront of the prospectus to advise investors of annual service fees. The commentor requested that shareholder accounting for distribution expenses be mandated. Under the proposed rule change, both individual shareholder and fund-level accounting are acceptable. The NASD has considered mandating individual shareholder accounting and rejected it as too costly. We note, however, that individual shareholder accounting is permitted, and even encouraged, at the discretion of the fund. It is foreseeable that the type of accounting used by a fund will in the future become a competitive marketing strategy for funds choosing individual shareholder accounting over fund-level accounting.

The NASD has carefully considered the comments received and has determined that the benefits of this proposed rule change strongly outweigh the minor disadvantages which may result. The Association asserts that the proposed rule change will assist the NASD in meeting its obligation under the 1940 Act Congressional mandate to prevent excessive sales charges on mutual fund shares sold to the public by NASD members. For the above reasons, the NASD urges the Commission to approve the proposal.

Sincerely,

A. John Taylor
Vice President
Investment Companies/Variable Contracts

cc: Frank J. Wilson

Alphabetical List of Commentors

1. Benham Capital Management Group
2. Bouchey & Bouchey, Inc. (representing Lincoln Investment Planning)
3. Colonial Management Associates, Inc.
4. Drinker Biddle & Reath
5. Fidelity Management & Research Co.
6. Invesco MIM Inc.
7. Investment Company Institute
8. J. Bush & Co. Inc.
9. Keystone Group
10. Kleinbard, Bell & Brecker
11. L.A. Hendershot & Associates, Inc.
12. Lincoln Investment Planning, Inc.
13. Lord Abbett & Co.
14. Loscalzo & Saile
15. Manchester Advisors
16. Scudder, Stevens & Clark, Inc.
17. Sullivan & Worcester
18. T. Rowe Price Associates, Inc.
19. Charles Trzcinka (representing University at Buffalo)
20. The Vanguard Group of Investment Companies

ADDENDUM D

Self-Regulatory Organizations; National Association ofSecurities Dealers, Inc.; Order Approving Proposed Rule Change Relating to theLimitation of Asset-Based Sales Charges as Imposed by Investment Companies
File No. SR-NASD-90-69

SECURITIES AND EXCHANGE COMMISSION

Release No. 34-30897

1992 SEC LEXIS 1631

July 7, 1992

CORE TERMS: maximum, no-load, load, commenter, mutual fund, asset-based, proposed rule, investor, service fees, deferred, front-end, minimis, ratio, cap, mutual funds, service fee, de minimis, excessive, prospectus, underwriter, offering price, selling, Rules of Fair Practice, contingent, offering, finance, annual, net assets, shareholder, disclosure

TEXT: [*1]

I. Introduction and Background

The National Association of Securities Dealers, Inc. ("NASD") submitted on December 28, 1990, a proposed rule change pursuant to Section 19(b)(1) n1 of the Securities Exchange Act of 1934 ("Act") and Rule 19b-4 n2 thereunder to amend Article III, Section 26 of the Rules of Fair Practice to subject asset-based sales charges imposed in connection with mutual fund shares to a maximum sales charge. Notice of the proposed rule change appeared in the Federal Register on April 19, 1991. n3 The Commission received 24 comment letters. n4 This order approves SR-NASD-90-69 as proposed, effective one year from the date of this order.

n1 *15 U.S.C. § 78s*(b)(1) (1988).

n2 17 CFR § 240.19b-4 (1991).

n3 See Securities Exchange Act Release No. 29070 (April 12, 1991); *56 FR 16137* (April 19, 1991).

n4 See infra notes, 19, 23, and 26, listing, respectively, commenters who provided specific comments on the proposal, but expressed no general opinion in favor or against it, those in favor of the proposal and those opposing the proposal.

In 1970, Congress amended Section 22(b) of the Investment Company Act of 1940 ("1940 Act") to expand the NASD's authority[*2] to prohibit NASD members from offering or selling to the public mutual fund shares that include an excessive sales load. n5 To that end, in 1975 the NASD proposed and, with Commission approval, adopted amendments to Article III, Section 26 of the Rules of Fair Practice to impose a limitation on the sales charge permitted as a front-end sales load on shares offered and sold by its members. n6

n5 Section 22(b) provides that the NASD shall adopt rules which "prohibit its members from purchasing, in connection with a primary distribution of redeemable securities of which any registered investment company is the issuer, any such security from the issuer or from any principal underwriter except at a price equal to the price at which such security is then offered to the public less a commission, discount, or spread which is computed in conformity with a method or methods, and within such limitations as to the relation thereof to said public offering prices, as such rules may prescribe in order that the price at which such security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker-dealers, and underwriter, and for reasonable sales loads to investors." *15 U.S.C. § 80a-22*(b).

The proposed rule change amends Sections (b) and (d) of Article III, Section 26 of the Rules of Fair Practice. Section (b) provides definitions applicable to transactions within Section 26, and Section (d) outlines the maximum sales charge provisions for the offer and sale of mutual fund shares by NASD members.

A. Amendments to Article III, Section 26(b)

Section 26(b) has been amended to define the term "sales charge(s)" to include all charges and fees, described in the prospectus that are used to finance sales related expenses. Included in the definition are front-end, deferred and asset-based sales charges. The NASD believes the amendments to the definitional section of Section 26 will effectively capture all sales charges for sales-related expenses, no matter how they are imposed, and subject them to the NASD's maximum sales charge rule.

Further, the NASD wished to clearly distinguish sales charges from service fees for the purposes of the maximum sales charge rule to ensure that members would be able to apply the appropriate caps. Accordingly, Subsection (b)(8)(C) was amended to define asset-based sales charges to specifically [*7] exclude service fees and Section (b)(9) has been amended to define the term "service fees." It states that service fees shall mean payments by an investment company for personal service and/or the maintenance of shareholder accounts. n10

n10 Two commenters requested that the proposed definition of service fees be amended specifically to exclude transfer agent, maintenance, and custodian fees. See letters from Scudder Steven & Clark, and T. Rowe Price Associates, Inc., infra notes 19 and 23.

The NASD did not believe it would be appropriate to amend the proposal as such because it intends to distinguish service fees from other fees as a payment for personal services provided to the customer. As interpreted by the NASD, the service fee does not include recordkeeping charges, accounting expenses, transfer costs, or custodian fees. However, payment for personal services, such as a registered representative providing information on investments, is intended by the NASD to be included. Nevertheless, the NASD has represented that it will inform members of fees excluded from the service fee definition in a "Question and Answer" release following approval of this order.

B. [*8] Amendments to Article III, Section 26(d)

Section 26(d) embodies the maximum sales charge rule. Under the current rule, NASD members are prohibited from offering or selling shares of an open-end investment company "if the public offering price includes a sales charge which is excessive." The NASD has amended this section to reflect the fact that it will apply to all types of sales charges whether they are front-end, deferred or asset-based. Accordingly, Section 26(d) has been amended to prohibit members from offering or selling mutual fund shares if "sales charges described in the prospectus are excessive." In its application, the maximum sales charge rule does not directly govern the mutual fund itself in setting fees, but the NASD member who underwrites and distributes the fund's shares to investors. Charges shall be deemed excessive if they do not conform to the provisions of Section 26(d).

Section 26(d)(1) addresses funds that do not have an asset-based sales charge and, for the most part, reiterates the previous rule with minor changes to expand the rule's provisions to include deferred sales charges.

The proposal adds Subsections (d)(1)(E) and (d)(1)(F), which are intended [*9]to establish the principle that if charges are made for services, or if services are not offered but charges are incurred, an appropriate reduction will be made from the maximum permitted sales charge. Subsection (d)(1)(E) would prohibit an NASD member from offering or selling shares in a mutual fund that has an aggregate sales charge of more than 7.25 percent of the offering price if the fund also has a service fee.

Subsection (d)(1)(F) would permit a fund without an asset-based sales charge that reinvests dividends at the offering price to have a service fee provided that: (1) the aggregate front-end and/or deferred sales charges do not exceed 6.25 percent of the offering price and (2) the fund offers quantity discounts and rights of accumulation.

Section 26(d)(2) is new and expands the rule to govern the sale of mutual funds shares with asset-based sales charges. Subsection (d)(2)(A) establishes a maximum asset-based sales charge of 6.25 percent of new gross sales, n11 plus an n36 Dreyfus Corporation and the Vanguard Group. Vanguard also contended that all funds incur sales-related expenses and pay for them directly out of disclosed Rule 12b-1 fees or indirectly out of the advisory fee.

V. Discussion

The Commission has considered all comments received and has determined that the NASD's proposed rule change should be approved. The Commission is of the opinion that the proposed rule change carries out the NASD's congressional mandate to prevent excessive sales charges on mutual funds shares. The Commission believes that the proposed rule change appropriately balances the need to ensure that the NASD's rules allow broker-dealers, sales personnel and underwriters to receive reasonable compensation, against the need to ensure that investors are charged reasonable sales loads. While disclosure of the sales loads in the fund's prospectus is critical to an informed investor, disclosure alone in this instance is insufficient to comply with the congressional mandate [*27]that the NASD adopt rules to prevent excessive sales loads. Additionally, the Commission believes the amendments will promote fairness by assuring some degree of parity between the sales and sales-promotion expenses permitted of traditional load funds and those allowable to funds that assess finance charges against their assets.

The Commission has considered the jurisdictional issues raised with respect to service fees in the comments received and finds that regulation of these fees is within the NASD's jurisdiction. The ability of the NASD, through its rules, to regulate comprehensively mutual fund fees received by members is fully consistent with the statutory mandate of Section 22(b) of the 1940 Act that gives the NASD authority to prohibit excessive sales loads, and with protection of investors and the promotion of just and equitable principles of trade pursuant to Section 15A(b)(6) of the Act.

Section 22(b) of the 1940 Act gives the NASD a specific grant of authority to prohibit excessive sales loads. In addition, Section 15A(b)(6) of the Act requires, in pertinent part, that the Association adopt and amend its rules to promote just and equitable principles of trade, and[*28] in general to provide for the protection of investors and the public interest. The requirement that the Association's rules comport with just and equitable principles of trade encompasses the power to provide safeguards against unreasonable rates of commission or other charges.

The Association's proposal would revise its existing regulation of maximum sales charges that may be imposed by investment companies. The revision would extend the current maximum sales charge rule to include asset-based sales charges and tailor the rule's application to different sales charge compensation structures. The purpose of the revised maximum sales charge rule is to create "approximate economic equivalency" as to maximum sales charges for different types of mutual funds. Given the specific mandate of Section 22(b) of the 1940 Act and the requirement of just and equitable principles of trade embodied in Section 15A(b)(6) of the Act, the Commission is of the view that the NASD has authority to adopt rules that ensure overall reasonableness of sales fees received by members.

The Association's proposal would also directly limit members' underwriting and distribution of shares of investment companies[*29] that impose or pay service fees in excess of prescribed maximums. These limitations are intended to assure that service fees paid by investors are reasonable. If maximum sales loads are regulated, but service fees are not subject to any maximum limitation, it will be possible for members and investment companies to circumvent the intention of the sales fee rules by imposing or paying increased service fees. Such a result would frustrate the NASD's power to regulate sales charges pursuant to Section 22(b) of the 1940 Act. In addition, the limitations on service fees are consistent with the NASD's authority, pursuant to Section 15A(b)(6), to prevent excessive compensation of members and to assure that fees paid by investors for services are reasonable. Accordingly, the Commission finds the NASD has properly exercised its authority in proposing to limit both sales loads and service fees.

The Commission believes that the maximum asset-based sales charge of .75 of 1 percent per annum of average net assets in Subsection (d)(2)(E) of the proposed rule and the maximum service fee of .25 of 1 percent of a fund's average annual net assets proposed in Subsection (d)(5) should be adequate[*30] to finance sales related expenses and to provide compensation for continued service to mutual fund shareholder accounts.

The Commission also has considered the scope of the prohibition on use of the no-load label and finds the NASD's proposal to include a de minimis exception appropriate. To a large degree, the components of financing distribution costs -- sales loads, Rule 12b-1 fees, advisory fees, and underwriting fees -- are all inextricably linked. Given that all

ADDENDUM E

Self-Regulatory Organizations; Notice of Filing andImmediate Effectiveness of Proposed Rule Change by National Association ofSecurities Dealers, Inc. Relating to Publication of Clarification of IssuesRelating to NASD Rule Governing Asset-Based Sales Charges in the Sale of MutualFund Shares
File No. SR-NASD-93-23

SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934, Release No. 34-32118

1993 SEC LEXIS 810; 58 FR 19505

April 8, 1993

CORE TERMS: asset-based, aggregate, service fees, calculate, deferred, notice, service fee, front-end, maximum, prime, cap, starting, effective date, gross sales, calculation, prospectus, proposed rule, offering price, net assets, shareholder, underwriter, exchanged, calculated, reinvestment, deducted, monthly, zero, exhausted, depleted, paying

TEXT: [*1]

Pursuant to Section 19(b)(1) of the Securities Exchange Act of 1934 ("Act"), *15 U.S.C. 78s*(b)(1), notice is hereby given that on April 5, 1993, the National Association of Securities Dealers, Inc. ("NASD" or "Association") filed with the Securities and Exchange Commission ("SEC" or "Commission") the proposed rule change as described in Items I, II, and III below, which Items have been prepared by the NASD. The NASD has designated this proposal as one constituting a stated policy, practice, or interpretation with respect to the meaning, administration, or enforcement of an existing rule under Section 19(b)(3)(A)(i) of the Act, which renders the rule effective upon the Commission's receipt of this filing. The Commission is publishing this notice to solicit comments on the proposed rule change from interested persons.

I. SELF-REGULATORY ORGANIZATION'S STATEMENT OF THE TERMS OF SUBSTANCE OF THE PROPOSED RULE CHANGE

The NASD is herewith filing a rule change clarifying the application of its rule relating to asset-based sales charges imposed in connection with the purchase of mutual fund shares.

II. SELF-REGULATORY ORGANIZATION'S STATEMENT OF THE PURPOSE OF, AND STATUTORY [*2]BASIS FOR, THE PROPOSED RULE CHANGE

In its filing with the Commission, the NASD included statements concerning the purpose of and basis for the proposed rule change and discussed any comments it received on the proposed rule change. The text of these statements may be examined at the places specified in Item IV below. The NASD has prepared summaries, set forth in Sections (A), (B), and (C) below, of the most significant aspects of such statements.

(A) Self-Regulatory Organization's Statement of the Purpose of, and Statutory Basis for, the Proposed Rule Change

The NASD submitted to the SEC in SR-NASD-90-69 a proposed rule change to amend Article III, Section 26 of the Rules of Fair Practice to limit investment company asset-based sales charges imposed in connection with the purchase of mutual fund shares. The proposed rule change was approved by the SEC on July 7, 1992, n1 but does not take effect until July 7, 1993. Pursuant to a letter dated September 18, 1991, from A. John Taylor, Vice President, Investment Companies/Variable Contracts, NASD, to Katherine A. England, Branch Chief, Over-the-Counter Regulation, Division of Market Regulation, SEC, the NASD, in response[*3] to a commenter's suggestion, undertook to issue a Question and Answer Release in order to address "technical issues raised during the one-year waiting period concerning implementation of the proposed rule change . . . if questions arise which would be appropriately answered in [a Notice to Members]." n2 Technical and other issues did, in fact, arise during the one-year period prior to effectiveness of SR-

NASD-90-69, the answers to which were published in question and answer format in Notice to Members 93-12 ("NTM 93-12"), which is attached hereto as Exhibit 1.

n1 See Securities Exchange Act Release No. 30897 (July 7, 1992), *57 FR 30985* (July 13, 1992) (SR-NASD-90-69).

n2 The SEC approval order states that the NASD represented it would issue a formal "Question and Answer" release following SEC approval, to be filed pursuant to Section 19(b)(3)(A) of the Act, clarifying issues raised by commenters regarding service fees, the appropriate amount for calculating interest charges for purposes of the rule, and exchange transactions. Securities Exchange Act Release No. 30897 (July 7, 1992), *57 FR 30985* (July 13, 1992) (SR-NASD-90-69), note 18. See, letter of July 30, 1992 from Suzanne E. Rothwell, Associate General Counsel, NASD, to Katherine A. England, Branch Chief, Over-the-Counter Regulation, Division of Market Regulation, SEC.
[*4]

NTM 93-12 addresses, in question and answer format, (1) Calculation of Sales Charges and Interest, (2) Retroactive Calculation of Remaining Amounts, (3) Service Fees, (4) Exchanges, and (5) Miscellaneous questions. These questions and answers are self-explanatory and are, accordingly, incorporated herein by reference.

The NASD believes that the proposed rule change is consistent with the provisions of Section 15A(b)(6) of the Act n3 in that it promotes just and equitable principles of trade, fosters cooperation and coordination with regulators, and generally provides for the protection of investors and the public interest by assisting members in applying the provisions of Article III, Section 26 of the Rules of Fair Practice which limit the sales charges investors may be required to pay in connection with the sale of investment company shares.

n3 *15 U.S.C. § 78o-3.*

(B) Self-Regulatory Organization's Statement on Burden on Competition

The NASD does not believe that the proposed rule change will result in any burden on competition that is not necessary or appropriate in furtherance of the purposes of the Act, as amended.

(C) Self-Regulatory Organization's Statement [*5] on Comments on the Proposed Rule Change Received from Members, Participants, or Others

Written comments were neither solicited nor received.

III. DATE OF EFFECTIVENESS OF THE PROPOSED RULE CHANGE AND TIMING FOR COMMISSION ACTION

The foregoing rule change has become effective April 5, 1993 pursuant to Section 19(b)(3)(A)(i) of the Act and subparagraph (e) of Rule 19b-4 thereunder, which render the rule effective upon the Commission's receipt of this filing, in that it constitutes a stated policy, practice, or interpretation with respect to the meaning, administration, or enforcement of an existing rule.

At any time within 60 days of the filing of a rule change pursuant to Section 19(b)(3)(A) of the Act, the Commission may summarily abrogate the rule change if it appears to the Commission that such action is necessary or appropriate in the public interest, for the protection of investors, or otherwise in furtherance of the purposes of the Act

IV. SOLICITATION OF COMMENTS

Interested persons are invited to submit written data, views, and arguments concerning the foregoing. Persons making written submissions should file six copies thereof with the Secretary, Securities[*6] and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the submission, all subsequent amendments, all written statements with respect to the proposed rule change that are filed with the Commission, and all written communications relating to the proposed rule change between the Commission and any person, other than those that may be withheld from the public in accordance with the provisions of *5 U.S.C. 552,* will be available for inspection and copying in the Commission's Public Reference Room. Copies of such filing will also be available for inspection and copying at the principal office of the NASD. All submissions should refer to the file number in the caption above and should be submitted by [insert date 21 days from the date of publication].

For the Commission, by the Division of Market Regulation, pursuant to delegated authority, 17 CFR 200.30-3(a)(12). n4

n4 17 CFR 200.30-3(a)(12) (1992).

Exhibit 1

NASD NOTICE TO MEMBERS 93-12

Questions and Answers About New NASD (registered) Rules Governing Investment Company Sales Charges -- Article III, Sections 26(b) and (d) of the Rules of Fair Practice

Executive Summary

Since the Securities[*7] and Exchange Commission (SEC) approved new NASD (registered) rules governing investment company sales charges on July 7, 1992, the NASD has fielded numerous questions from member firms and mutual funds concerning the interpretation and application of these rules. In anticipation of the July 7, 1993, effective date of the new rules, the NASD has compiled in this Notice frequently asked questions and answers to help members understand and apply these rules. The categories addressed are calculation of sales charges and interest, retroactive calculation of remaining amounts, service fees, and exchanges.

Background

On July 7, 1992, the SEC approved amendments to Article III, Sections 26(b) and (d) of the Rules of Fair Practice (Rules) relating to investment company sales charges as announced in Notice to Members 92-41 (August 1992). The new Rules take effect on July 7, 1993. The text of the new Rules follows this Notice. The following questions and answers have been developed to assist members in interpreting and implementing the new Rules.

The statements contained in this Notice to Members supersede and replace any and all prior statements of the NASD on the subject [*8] of investment company sales charges to the extent such prior statements are inconsistent with this Notice. The NASD may publish other question and answer Notices as needed to answer member questions.

Members are also reminded that, while Article III, Section 26 of the Rules of Fair Practice addresses investment company issues, the Rules apply to members, not investment companies. Members are obligated under the Rule to ensure that the sales charges paid by the investment companies for the shares that they sell to the general public comply with the requirements of the Rules. A member that sells shares of an investment company in violation of the Rule is subject to disciplinary action, not the investment company. Nevertheless, members may rely on the statements in a fund's prospectus, or on statements from the fund about the amount of sales charges paid in the distribution of fund shares, unless the member knows, or should have known on the exercise of reasonable diligence, that the statements are not true.

Questions regarding this Notice may be directed to R. Clark Hooper, Vice President, Investment Companies at (202) 728-8329 and Elliott R. Curzon, Senior Attorney, Office of [*9] General Counsel at (202) 728-8451.

Questions and Answers

As an aid to understanding the questions and answers contained in this Notice, the NASD has developed a comprehensive example using a hypothetical investment company to show the calculations for remaining amount,

Question #3: The Rules permit funds to increase their remaining amount by adding interest at the prime rate plus one percent. How and when should a fund determine the appropriate interest rate?

Answer: NASD Notice to Members 90-56 (September 1990) describes the prime rate as "the most [*12] preferential rate of interest charged by the largest commercial banks on loans to their corporate clients" and refers to the rate published daily in The Wall Street Journal. Thus, the prime rate used for this purpose should be the rate appearing in The Wall Street Journal, which represents "the base rate on corporate loans posted by at least 75 percent of the nation's 30 largest banks." The prime rate in effect on the date when the fund calculates its remaining amount plus one percent (see Question 1) if the fund calculates daily or, alternatively, if a fund calculates its remaining amount less frequently, an average of the prime rates over the period plus one percent should be used to calculate the amount by which a fund may increase its remaining amount. Funds generally should select and consistently use one of the above two alternatives.

Question #4: To calculate the increase in a fund's remaining amount based on the interest allowed (referred to in Question 3), to what amount should the prime rate plus one percent be applied?

Answer: Subparagraphs (d)(2)(A), (B), and (C) of Article III, Section 26 of the NASD Rules of Fair Practice refer to "interest charges on such [*13] amount," and "such amount" is the appropriate aggregate cap on sales charges. As indicated in Notice to Members 92-41 (August 1992), however, the NASD intended that interest be calculated not on the appropriate aggregate cap but rather on the fund's remaining amount before the current interest calculation (i.e., the portion of the amount permitted to be charged that has not yet been paid). In calculating the permitted interest allowance, the fund should apply the appropriate interest rate (prime plus one percent) (see answer to Question 3) to its remaining amount or "balance for interest" (see discussion in answer to Question 2). For example, if a fund calculates its remaining amount daily, but pays asset-based sales charges monthly, it should apply the prime rate plus one percent to the current day's "balance for interest." If a fund calculates its remaining amount monthly and pays asset-based sales charges monthly, it should apply an average of the month's prime rates plus one percent to its average remaining amount for the month. The NASD believes that if a fund adopts a particular method of accruing or paying charges and calculating its remaining amount and interest, it[*14] must consistently apply and adhere to the chosen practices. Funds may not change practices for short-term advantage to the distributor or underwriter.

Question #5: If a fund's remaining amount reaches zero, what do the Rules require?

Answer: If a fund's remaining amount reaches zero it must stop accruing asset-based sales charges and retain any deferred sales charges collected, until it has new sales that increase the remaining amount. In the NASD's view, the prudent fund whose remaining amount is approaching zero should calculate its remaining amount on a more frequent (even daily) basis so that it stops accruing asset-based sales charges when its remaining amount reaches zero.

The NASD is aware that in many cases front-end sales charges are paid directly to the selling member through deduction of the sales charge from the proceeds of sale; however, front-end sales charges deducted by the member will not exceed the remaining amount because each purchase will raise the remaining amount and the increase will not be consumed by the front-end sales charge.

Question #6: If a fund generates no sales or discontinues selling its shares, must it stop paying any asset-based sales charges? [*15]

Answer: No. The Rule provides only that the fund stop paying sales charges (either asset-based or deferred) when its remaining amount is depleted. A fund may fail to generate sales or stop selling its shares before its remaining amount is exhausted.

Question #7: For purposes of determining when a fund must begin to retain deferred sales charges because the remaining amount has been exhausted, must the fund determine on which day it exhausted the remaining amount?

Answer: The requirement that the fund retain deferred sales charges upon exhausting its remaining amount will be deemed to be met if the fund begins to retain those charges no later than the first day of the month following the month during which the remaining amount was depleted. As stated above, a fund should calculate its remaining amount more frequently as it approaches zero. In addition, a fund which has depleted its remaining amount must also continue to

ADDENDUM F

Prohibition on the Use of Brokerage Commissions to FinanceDistribution
File No. S7-09-04

SECURITIES AND EXCHANGE COMMISSION

Release No. IC-26356; 17 CFR Part 270; RIN 3235-AJ07

2004 SEC LEXIS 418

February 24, 2004

CORE TERMS: brokerage, broker, selling, adviser, shareholder, portfolio, broker-dealer, load, entity, dealer, collection, execute, finance, disclosure, estimate, staff, Act Release, executing, annual, underwriter, conflicts of interest, revenue sharing, financing, selecting, compensate, mutual fund, ban, mutual funds, asset-based, NASD Conduct Rule

ACTION:
[*1] Proposed rule.

TEXT: SUMMARY: The Securities and Exchange Commission is publishing for comment amendments to the rule under the Investment Company Act of 1940 that governs the use of assets of open-end management investment companies ("funds") to distribute their shares. The amended rule would prohibit funds from paying for the distribution of their shares with brokerage commissions. The proposed amendments are designed to end a practice that is fraught with conflicts of interest and may be harmful to funds and fund shareholders.

DATES: Comments must be received on or before May 10, 2004.

ADDRESSES: To help us process and review your comments more efficiently, comments may be sent to us in either paper or electronic format. Comments should not be sent by both methods. Comments in paper format should be submitted in triplicate to Jonathan G. Katz, Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. Comments in electronic format may be submitted to the following e-mail address: rule-comments£sec.gov. All comment letters should refer to File No. S7-09-04; if e-mail is used, this file number should be included on the subject line. Comment[*2] letters will be available for public inspection and copying in the Commission's Public Reference Room, 450 Fifth Street, NW, Washington, DC 20549. Electronically submitted comment letters will also be posted on the Commission's Internet web site (http://www.sec.gov). n1

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n1 We do not edit personal or identifying information, such as names or e-mail addresses, from electronic submissions. Submit only information you wish to make publicly available.

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FOR FURTHER INFORMATION CONTACT: Hester Peirce, Senior Counsel, or Penelope W. Saltzman, Senior Counsel, at (202) 942-0690, Office of Regulatory Policy, Division of Investment Management, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0506.

money manager to consider benefits derived by other accounts he manages when determining the reasonableness of commissions an account is paying).
[*13]

n18 *15 U.S.C. 80a-12*(b).

n19 Investment Trusts and Investment Companies, Hearings on H.R. 10065 Before a Subcomm. of the House Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess. 112 (1940) (statement of David Schenker).

n20 Rule 12b-1(b).

n21 Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11414 (Oct. 28, 1980) [*45 FR 73898* (Nov. 7, 1980)] ("1980 Adopting Release").

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Rule 12b-1 does not itself limit the amount of distribution costs that a fund can assume, nor does it explicitly address the extent to which fund brokerage can be used to reward brokers for promoting the sale of fund shares. Two NASD rules address these matters.

First, NASD Conduct Rule 2830(d) prohibits NASD members (i.e., broker-dealers) from selling shares of funds that impose excessive sales charges. n22 The rule deems a sales charge to be excessive if it exceeds the rule's caps. A fund's sales load (whether charged at the time of purchase or redemption) may not exceed 8.5 percent of the offering[*14] price if the fund does not charge a rule 12b-1 fee. n23 The aggregate sales charges of a fund with a rule 12b-1 fee may not exceed 7.25 percent of the amount invested, n24 and the amount of the asset-based sales charge (the rule 12b-1 fee) may not exceed 0.75 percent per year of the fund's average annual net assets. n25 Under the cap, therefore, an increase in the fund's sales load could reduce the permissible level of payments a selling broker may receive in the form of 12b-1 fees. The NASD designed the rule so that cumulative charges for sales-related expenses, no matter how they are imposed, are subject to equivalent limitations. n26

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n22 NASD Conduct Rule 2830 (Investment Company Securities). Paragraph (d) (Sales Charge) prohibits members from selling the shares of a fund "if the sales charges described in the prospectus are excessive."

n23 NASD Conduct Rule 2830(d)(1)(A). If the fund also charges a service fee, the maximum aggregate sales charge may not exceed 7.25% of the offering price. NASD Conduct Rule 2830(d)(1)(D).